Net investment income (loss) and net realized gain (loss) may differ for financial statement and tax purposes. The character of dividends and distributions made during the fiscal year from net investment income or net realized gains may differ from their ultimate characterization for federal income tax purposes. Also, due to timing of dividends and distributions, the fiscal year in which amounts are distributed may differ from the fiscal year in which the income or net realized gain was recorded by the Trust. The tax character of distributions paid during the years ended June 30, 2008 and June 30, 2007 was as follows:
Year Ended Year Ended


                                           June 30, 2008        June 30, 2007
        -----------------------------------------------------------------------
        Distributions paid from:
        Ordinary income                      $39,532             $--
        Exempt-interest dividends            47,357,234           53,632,623
        Long-term capital gain               296,487              281,265
        Total                                $47,693,253         $53,913,888